03 APR -7 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

1 April 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.


03050981

BY COURIER

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SUPPL

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 7,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully





CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 7,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 01 DAY OF APRIL 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 7,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	771,376,091	385,688,045.50	Before Exercise : 13,136,000
			Add Exercise	7,000	3,500.00	Less Exercise : (7,000) Less Options Lapsed: (220,000) Add Options Granted on 11/2/03 : 2,026,666
			After Exercise	771,383,091	385,691,545.50	Outstanding : 14,935,666

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature :



Designation : **Secretary**

Date : **1 April 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
7000	$2.25	15750	Li Sing Hon Willy
	Total value of shares exercised =	15750	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 31/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,691,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,691,545.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385701545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855669145.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

1 April 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 7,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 7,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	771,376,091	
SHARE OPTION SCHEME	7,000	31.3.2003
TOTAL	771,383,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

03 APR -7 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

31 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 54,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 54,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 31 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 54,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 54,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	771,322,091	385,661,045.50	Before Exercise : 13,190,000
			Add Exercise	54,000	27,000.00	Less Exercise : (54,000)
			After Exercise	771,376,091	385,688,045.50	Outstanding : 13,136,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature :

Designation : Secretary   **Date** : 31 March 2003

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.96	11880	Hui Mui Kwai
9000	$2.84	25560	Chai Cynthia
10000	$2.42	24200	Siew Lai Wan
25000	$2.42	60500	Yin Chin Bee, Martha
7000	$2.25	15750	Cheng Yen Lin
	Total value of shares exercised =	137890	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.96 - 3,000
$2.84 - 9,000
$2.42 - 35,000
$2.25 - 7,000


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.46		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,662,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,662,545.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385672545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855640145.50**	**0.00**	**0.00**


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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 9000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,667,045.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,667,045.50	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385677045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855644645.50**	**0.00**	**0.00**



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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 35000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2003 (dd/mm/yyyy)

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,684,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,684,545.50	**0.00**	**0.00**

~~**Share Capital (2)**~~

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385694545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855662145.50**	**0.00**	**0.00**


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : *

(•) Local

( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* If Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE 1

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**	385,688,045.50	
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,688,045.50	**0.00**	**0.00**

~~**Share Capital (2)**~~

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		NIL
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385698045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855665645.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

31 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 54,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 54,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
EC
GM (GTR)
(Javed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	771,322,091	
SHARE OPTION SCHEME	54,000	28.3.2003
TOTAL	771,376,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

27 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 57,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 57,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 57,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 57,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	771,265,091	385,632,545.50	Before Exercise : 13,247,000
			Add Exercise	57,000	28,500.00	Less Exercise : (57,000)
			After Exercise	771,322,091	385,661,045.50	Outstanding : 13,190,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : **Caroline Chang**

   Authorised Signature : 

   Designation : **Secretary** **Date** : **27 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$2.84	5680	Teh Siew Chin, Constance
4000	$2.84	11360	Toh Lee Ching
6000	$2.84	17040	Pon Yuet Peng
10000	$2.84	28400	Wong Khei Luun
16000	$2.84	45440	Pang Ai Ling, Judy
4000	$2.42	9680	Yan Wai Kin, Darren (sub-account with Phillip Securities Pte Ltd)
15000	$2.25	33750	Ooi Yew Tee, Christopher
	Total value of shares exercised =	151350	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$2.84 - 38,000
$2.42 - 4000
$2.25 - 15,000


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	38000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 38000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.00		
Amount of Authorised Share Capital :	0.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~385032045.50~~ 385,651,545.50	0.00	0.00
Amount of Paid-up Share Capital :	~~385032045.50~~ 385,651,545.50	0.00	0.00

Share Capital (2)

NIL

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.50		
Amount of Authorised Share Capital :	1500000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	385661545.50	0.00	0.00
Amount of Paid-up Share Capital :	3855629145.50	0.00	0.00



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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,653,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,653,545.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385663545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855631145.50**	**0.00**	**0.00**



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 15000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,661,045.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,661,045.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385671045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855638645.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

27 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 57,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 57,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	771,265,091	
SHARE OPTION SCHEME	57,000	26.3.2003
TOTAL	771,322,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

03 APR -7 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

24 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 97,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 97,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 24 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 97,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 97,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	771,168,091	385,584,045.50	Before Exercise : 13,344,000
			Add Exercise	97,000	48,500.00	Less Exercise : (97,000)
			After Exercise	771,265,091	385,632,545.50	Outstanding : 13,247,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature : 

   Designation : Secretary **Date : 24 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
20000	$2.84	56800	Hoe Eng Hock
10000	$2.42	24200	Lee Chern Yan, Christabel
17000	$2.42	41140	Wee Hui Tek, Lionel
25000	$2.42	60500	Kim Eng Ong Asia Securities Pte Ltd (sub-account name of Yoon Kam Choon)
25000	$2.25	56250	- " -
	Total value of shares exercised =	238890	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$2.84 - 20,000
$2.42 - 52,000
$2.25 - 25,000


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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22.3.03 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,594,045.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,594,045.50	**0.00**	**0.00**

Share Capital (2) NIL

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385604045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855571645.50**	**0.00**	**0.00**


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	52000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 52000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/03/03 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,620,045.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,620,045.50	**0.00**	**0.00**

Share Capital (2) NIL

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385630045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855597645.50**	**0.00**	**0.00**



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 25000

c) Class of shares allotted : Ordinary



d) Currency : SINGAPORE DOLLAR (099)



e) Date of allotment : 22/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,632,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,632,545.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385642545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3855610145.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

24 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 97,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 97,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Bian Lay Hoon)
EFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	771,168,091	
SHARE OPTION SCHEME	97,000	22.3.2003
TOTAL	771,265,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

21 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 101,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 101,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 101,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 101,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	771,067,091	385,533,545.50	Before Exercise : 13,445,000
			Add Exercise	101,000	50,500.00	Less Exercise : (101,000)
			After Exercise	771,168,091	385,584,045.50	Outstanding : 13,344,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **21 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
1000	$3.78	3780	Tan Siew Hong, Stella
5000	$3.78	18900	Cheng Heng Kuan
5000	$3.78	18900	Ng Hua Soon
5000	$3.78	18900	Seah Seow Gek, Sarah
7000	$3.78	26460	Tan Dek Joon
10000	$3.78	37800	Fong Swee Theng
10000	$3.78	37800	Seow Tiang Keng
15000	$3.78	56700	Lee Boon Watt
20000	$3.78	75600	Lam Kwok Chong
3000	$3.50	10500	Seah Seow Gek, Sarah
18000	$3.96	71280	Chin Ming Lek
2000	$2.84	5680	Kwok Poh Chee, Dorothy
	Total value of shares exercised =	382300	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.78 - 78,000
$3.50 - 3,000
$3.96 - 18,000
$2.84 - 2,000


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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	78000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) Allottee is an Individual
- (•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE 1

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 78000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/03/03 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,572,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,572,545.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	~~**SINGAPORE DOLLAR (099)**~~		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385582545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**3855550145.50**~~	~~**0.00**~~	~~**0.00**~~



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.00		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/03/03 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,574,045.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,574,045.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	~~**SINGAPORE DOLLAR (099)**~~		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385584045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385555l645.50**~~	~~**0.00**~~	~~**0.00**~~


RCB
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.46		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 18000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/03/03 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,583,045.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,583,045.50	**0.00**	**0.00**

Share Capital (2) NIL

Currency :	~~**SINGAPORE DOLLAR (099)**~~		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385593045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**3855560645.50**~~	~~**0.00**~~	~~**0.00**~~


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/03/03 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,584,045.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,584,045.50	**0.00**	**0.00**

Share Capital (2)

NIL

Currency :	~~**SINGAPORE DOLLAR (099)**~~		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385594045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**3855561645.50**~~	~~**0.00**~~	~~**0.00**~~

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

21 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 101,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 101,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Lian Lay Hoon)
GPD
FC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	771,067,091	
SHARE OPTION SCHEME	101,000	20.3.2003
TOTAL	771,168,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

03 APR -7 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

18 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 32,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 32,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 18 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 32,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 32,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	771,035,091	385,517,545.50	Before Exercise : 13,477,000
			Add Exercise	32,000	16,000.00	Less Exercise : (32,000)
			After Exercise	771,067,091	385,533,545.50	Outstanding : 13,445,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature :



   Designation : Secretary **Date : 18 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
25000	$3.78	94500	Goh Boon Kiat
7000	$2.42	16940	Li Sing Hon Willy
	Total value of shares exercised =	111440	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE 1

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 25000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.00		
Amount of Authorised Share Capital :	0.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~385032045.50~~ 385,530,045.50	0.00	0.00
Amount of Paid-up Share Capital :	~~385032045.50~~ 385,530,045.50	0.00	0.00

Share Capital (2)

NIL

~~Currency :~~	~~SINGAPORE DOLLAR (099)~~		
Nominal Value per Share :	0.50		
Amount of Authorised Share Capital :	1500000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	385540045.50	0.00	0.00
~~Amount of Paid-up Share Capital :~~	~~3855507645.50~~	~~0.00~~	~~0.00~~


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/03/03 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385032045.50**~~ 385,533,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**385032045.50**~~ 385,533,545.50	**0.00**	**0.00**

Share Capital (2) NIL

~~Currency :~~	~~**SINGAPORE DOLLAR (099)**~~		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385543545.50**	**0.00**	**0.00**
~~Amount of Paid-up Share Capital :~~	~~**3855511145.50**~~	~~**0.00**~~	~~**0.00**~~

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65)63236200

18 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 32,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 32,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings 6821117?
(Attn: Ms Bian Lay Hoon)
GFD
EC
GM (ETR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	771,035,091	
SHARE OPTION SCHEME	32,000	17.3.2003
TOTAL	771,067,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

17 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 30,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 17 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 30,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 30,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	771,005,091	385,502,545.50	Before Exercise : 13,507,000
			Add Exercise	30,000	15,000.00	Less Exercise : (30,000)
			After Exercise	771,035,091	385,517,545.50	Outstanding : 13,477,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : ____________________

Designation : Secretary **Date** : **17 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Khew Kah Khin
7000	$3.78	26460	Chan Chong Heng
18000	$3.78	68040	Ho Cheok Yuen
	Total value of shares exercised =	113400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price


REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) Allottee is an Individual
- (•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE 1

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 30000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/03/03 (dd/mm/yyyy)

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 REGISTRY OF COMPANIES AND BUSINESSES
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HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.00		
Amount of Authorised Share Capital :	0.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~385032045.50~~ 385,517,545.50	0.00	0.00
Amount of Paid-up Share Capital :	~~385032045.50~~ 385,517,545.50	0.00	0.00

Share Capital (2)

NIL

~~Currency :~~	~~SINGAPORE DOLLAR (099)~~		
Nominal Value per Share :	0.50		
Amount of Authorised Share Capital :	1500000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	385527545.50	0.00	0.00
~~Amount of Paid-up Share Capital :~~	~~3855495145.50~~	~~0.00~~	~~0.00~~

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

17 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 30,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Goh Lay Hoon)
GFD
GC
GM (ETR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	771,005,091	
SHARE OPTION SCHEME	30,000	14.3.2003
TOTAL	771,035,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS